

November 2, 2023

Parker Graham
Chief Executive Officer
Vestible Assets, LLC
5440 West 110th Street, Suite 300
Overland Park, Kansas 66211

> **Re: Vestible Assets, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 27, 2023**
> **File No. 024-12328**

Dear Parker Graham:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed October 27, 2023

Cover Page

1. We note your revised terms to the proposed offering, including your disclosure that you are offering "up to 114,285 Series BDBR Interests, assuming the midpoint of that range . . . ." We also note that you disclose in Part I that you are offering such amount of interests, and you disclose that the aggregate offering price of $800,000 is based on a price per security of $7.00. Please revise your disclosure in Parts I and II to disclose the aggregate offering amount of this offering assuming the upper end of your price range as opposed to the midpoint and the maximum number of interests to be offered. Refer to Rules 253(b)(2) and 253(b)(4) of Regulation A.

   Additionally, make applicable changes throughout your offering statement, including revising your use of proceeds section to ensure that you are consistent with your disclosure of the maximum offering amount. In this regard, we note you continue to disclose here that you estimate the gross proceeds to be approximately $1,000,000, but you also disclose a maximum offering amount of $800,000.

Summary, page 6

2.   We note your disclosure that "[i]t is anticipated that a portion of Brand Amounts received by a particular Series, if any, will be distributed to Investors of that particular Series, on a pro rata basis, at least once every month, or at such times as the Manager shall reasonably determine." Revise to reconcile your disclosure with the terms of your limited liability agreement filed as Exhibit 2.2. In this regard, we note that Article 7.3 of such agreement indicates that such distributions shall be "on a quarterly basis." In connection therewith, please include a risk factor that the Manager is not obligated to make such timely distributions pursuant to such agreement, if true, as such provision appears to provide the Manager with the option to make such distributions "at such times as the Managing Member shall reasonably determine."

Risks Related to the Brand Agreements and our Business Plan, page 15

3.   Please include a risk factor discussing the average number of years that professional athletes play for in the sports fields that you target in your business plan, to provide investors with additional context as to the length of time necessary to recover their investment as well as the related likelihood of recovery. In connection therewith, for each series offering that you contemplate, disclose the average career length of professional sports athletes in the sports field related to the applicable Brand Agreement. For example, disclose the average NFL career length in light of your entry into the Brand Agreement with Baron Browning. Additionally, to the extent material, please also disclose the average NFL career length for linebackers if such average deviates from an average NFL career. In this regard, we note that career length can differ substantially by playing position.

"Any athlete party to a Brand Agreement may ultimately not play on a professional team or otherwise fail to perform as expected.", page 16

4.   Here or as a new risk factor, please address the risk that, even if an athlete party to a Brand Agreement does ultimately play on a professional sports team, such athlete may resign or retire at any time and thereby not generate sufficient professional sports income for investors to receive a return on their investment. Describe the early retirement provision in the form of Brand Agreement filed as Exhibit 6.4, and in particular disclose that an athlete is only obligated to return to you the difference between the "Fee" and any "Brand Amounts" previously paid, to the extent that such athlete resigns at any time prior to the second anniversary of the closing. Clarify that the athlete may therefore voluntarily resign following the second anniversary and have no financial obligations to you, if true, and discuss the resulting risks to investors.

"An athlete or other third parties may refuse or fail to make payments of the Brand Amounts under the Brand Agreement . . . ", page 18

5.   Here or as a new risk factor, please address how (if at all) investors would seek remedies for a breach or event of default under a Brand Agreement, as well as the related enforceability risks.

"Series BDBR is only entitled to 1% of future gross professional sports income generated by Baron Browning . . . ", page 21

6.   We note your response to comment 1, as well as your revised disclosure that "[i]n order for Series BDBR to recoup the Maximum Offering Amount, Baron Browning would need to earn over $80 million over the span of his career as a professional athlete after the closing of the Closing." Please revise to ensure that you are consistent in using the aggregate offering price calculated according to the upper end of your price range. Additionally, please provide an illustrative break-even point for investors to understand the possible amount of time it will take to recover their investment. For example, based on his current and anticipated salary in 2023 and 2024, please disclose the related investment recovery time. Provide comparable disclosure of such break-even investment recovery time in your Description of the Series' Assets section on page 39, where you disclose the anticipated Brand Amounts to be received by such series in 2023 and 2024.

Index to Exhibits, page 61

7.   We note the form of Brand Agreement filed as Exhibit 6.4 Please also file the executed agreement with Baron Browning. Refer to Item 17(6) of Form 1-A.

8.   Refer to Exhibit 12.1. We note that the legal opinion references "up to 114,285 of the Company's Series BDBR Interests" which amount is based upon the midpoint of the price range. In connection with the offering statement disclosing the maximum number of interests to be offered pursuant to Rule 253(b)(4) of Regulation A, please have company counsel also revise this legal opinion to cover the correct volume of securities to be offered.

       Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Dan McAvoy